UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number 001-40695

Dole plc
(Translation of registrant’s name into English)

29 North Anne Street, Dublin 7
D07 PH36 Ireland

101 South Tryon Street, Suite 600, Charlotte, NC
United States 28280
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

Incorporation by Reference
This report on Form 6-K, other than the press release attached as Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Numbers: 333-261591 and 333-258406) of Dole plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement
On December 13, 2025, certain subsidiaries of Dole plc, an Irish public limited company (“Dole” or the “Company”), entered into a series of sales and purchases agreements (collectively referred to herein as the “Transaction”) that, if and when completed, will result in the sale of 100% of the membership interests in the Company’s port properties and associated operations in Guayaquil, Ecuador (the “Ecuadorian Port Business”), to Terminal Investment Limited Holding S.A., a corporation organized under the laws of Luxembourg (the “Buyer”). Net cash proceeds of the Transaction, after costs and customary transaction completion adjustments, are expected to be approximately $75.0 million.

The sales and purchase agreements for the Transaction contain customary representations, warranties, covenants and indemnification provisions, and the consummation of the Transaction is subject to regulatory approvals under the laws of Ecuador. The Transaction is expected to close in 2026. The Company is expected to continue to utilize the Ecuadorian Port Business after closing pursuant to an agreement with the Buyer to provide terminal services on arm’s length terms, including the loading and discharging of containers.

On December 15, 2025, the Company issued a press release in connection with the Transaction. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.
Forward-looking information
Certain statements made in this disclosure that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions and expectations of the Company’s future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by the Company or any other person that the future plans, estimates or expectations contemplated by the Company will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to the Company’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause the Company’s actual results to differ materially from those indicated in these statements. Factors that could cause or contribute to such differences include (i) the parties’ inability to close the Transaction in a timely manner or at all due to the failure to satisfy conditions to the closing, including the satisfaction of all requirements under the laws of Ecuador, (ii) uncertainties as to the timing of closing the Transaction, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement relating to the Transaction, (iv) risks related to disruption of management’s attention from the Company’s ongoing business operations, (v) the effect of the announcement or pendency of the Transaction on the Company’s relationships with its customers, operating results and business generally, (vi) the outcome of any legal proceedings to the extent initiated against the Company, the Buyer, Terminal Investment Switzerland SÀRL, or others related to the Transaction, (vii) the ability of the Company to execute on its strategy and achieve its goals and other expectations after the closing, (viii) legislative, regulatory and economic developments and (ix) those other matters disclosed in the Company’s filings with the U.S. Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, the Company’s actual results may vary materially from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of the Company’s forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated as of December 15, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2025	DOLE PLC (Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer